UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

Boomerang Systems, Inc.
_______________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
_______________________________________________
(Title of Class of Securities)

09858M105
_______________________________________________
(CUSIP Number)

December 31, 2009
_______________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ]           Rule 13d-1(b)
[ x ]           Rule 13d-1(c)
[    ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP NO. 09858M105		13G	Page 2 of 6 pages
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ilan Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,000,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON LLC

CUSIP NO. 09858M105		13G	Page 3 of 6 pages
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ruki Renov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,053,021
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,053,021
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,053,021
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON IN

Page 4 of 6 Pages
Item 1.
	(a)	Name of Issuer
Boomerang Systems, Inc.

	(b)	Address of Issuer's Principal Executive Offices
335 Madison Avenue
Morristown, New Jersey 07960
Item 2.
	(a)	Name of Person Filing
This statement is filed on behalf of Ilan Ventures, LLC (“Ilan”) and Mrs. Ruki Renov (the “Reporting Parties”).

	(b)	Address of Principal Business Office or, if none, Residence
The Reporting Parties’ business address is P.O. Box 339, Lawrence,
New York 11559.
	(c)	Citizenship
Ilan is a Delaware Limited Liability Company and Mrs. Renov is a citizen of the United States.

	(d)	Title of Class of Securities
Common Stock, $0.01 par value (“shares”)

	(e)	CUSIP Number
0985M105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)
Amount beneficially owned:
As of December 31, 2009, the Reporting Parties  may be deemed to beneficially own 10,053,181 shares or 9.8% as follows: (i) Ilan has an option to purchase 10,000,000 shares at $.10 per share and (ii) 53,181 shares owned by Beechwood Partners, LLC.

	(b)	Percent of class:
9.8%

Page 5 of 6 pages

(c)	Ruki Renov is the sole manager of Ilan and Kalman Renov, Ruki Renov’s husband, is the sole manager of Beechwood Ventures, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

____________________________
(1)  Ruki Renov has the sole power to vote or to direct the vote of the Shares and has the sole power to dispose  or to direct  the  disposition  of the Shares held by Ilan.  Kalman Renov has the sole power to vote or to direct the vote of the Shares and has the sole power to dispose or to direct the disposition of the Shares held by Beechwood Ventures, LLC.

(2)  Filing of this statement shall not be deemed an admission by Ruki Renov that she beneficially owns the securities attributed to Ilan for any purpose.  Ruki Renov expressly disclaims beneficial ownership of all securities held by Beechwood Ventures, LLC for any purpose.

(3)  Kalman Renov expressly disclaims beneficial ownership of all securities held by Ilan, Ruki Renov and Beechwood Ventures, LLC for any purpose.

Page 6 of 6 pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2010	By:	/s/ Ruki Renov
Name: Ruki Renov

Ilan Ventures, LLC

Date: May 22, 2010	By:	/s/ Ruki Renov
Name: Ruki Renov
Manager